SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 395

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.






              SUBJECT TO COMPLETION DATED DECEMBER 21, 1999

                  BANDWIDTH SELECT PORTFOLIO, SERIES 2
                  E-BUSINESS SELECT PORTFOLIO, SERIES 2
      GLASS-STEAGALL FINANCIAL OPPORTUNITY SELECT PORTFOLIO SERIES
                   INTERNET SELECT PORTFOLIO, SERIES 2
                  NEW E-CONOMY SELECT PORTFOLIO SERIES
                    ONLINE MEDIA SELECT PORTFOLIO SERIES
                 PHARMACEUTICAL SELECT PORTFOLIO, SERIES 2
                  TECHNOLOGY SELECT PORTFOLIO, SERIES 2
                      BANDWIDTH PORTFOLIO, SERIES 2
                     E-BUSINESS PORTFOLIO, SERIES 2
                       ENERGY PORTFOLIO, SERIES 7
          GLASS-STEAGALL FINANCIAL OPPORTUNITY PORTFOLIO SERIES
                      INTERNET PORTFOLIO, SERIES 9
                      NEW E-CONOMY PORTFOLIO SERIES
                    ONLINE MEDIA PORTFOLIO SERIES
                    PHARMACEUTICAL PORTFOLIO, SERIES 8
                     TECHNOLOGY PORTFOLIO, SERIES 11

                                 FT 395

FT 395 is a series of a unit investment trust, the FT Series. Each of the 17 portfolios listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 395 consisting of a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of 18 months. Each Portfolio Series has an expected maturity of five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)

                             1-800-621-9533

             The date of this prospectus is January __, 2000

                          Table of Contents

Summary of Essential Information                         3
Fee Table                                                7
Report of Independent Auditors                          10
Statements of Net Assets                                11
Schedules of Investments                                15
The FT Series                                           31
Portfolios                                              32
Risk Factors                                            37
Public Offering                                         40
Distribution of Units                                   42
The Sponsor's Profits                                   43
The Secondary Market                                    44
How We Purchase Units                                   44
Expenses and Charges                                    44
Tax Status                                              45
Retirement Plans                                        46
Rights of Unit Holders                                  46
Income and Capital Distributions                        47
Redeeming Your Units                                    48
Removing Securities from a Trust                        49
Amending or Terminating the Indenture                   49
Information on the Sponsor, Trustee and Evaluator       50
Other Information                                       51

                     Summary of Essential Information

                                 FT 395

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                          Glass-Steagall
                                                                        Bandwidth        e-Business       Financial Opportunity
                                                                        Select Portfolio Select Portfolio Select Portfolio
                                                                        Series 2         Series 2         Series
                                                                        ________________ _______________  _____________________
Initial Number of Units (1)
Fractional Undivided Interest
    in the Trust per Unit (1)                                           1/               1/               1/
Public Offering Price:
    Aggregate Offering Price Evaluation
       of Securities per Unit (2)                                       $ 9.900          $ 9.900          $ 9.900
    Maximum Sales Charge of
        3.25% of the Public Offering Price per Unit
        (3.283% of the net amount invested,
        exclusive of the deferred sales charge) (3)                     $  .325          $  .325          $  .325
    Less Deferred Sales Charge per Unit                                 $ (.225)         $ (.225)         $ (.225)
Public Offering Price per Unit (4)                                      $10.000          $10.000          $10.000
Sponsor's Initial Repurchase Price per Unit (5)                         $ 9.675          $ 9.675          $ 9.675
Redemption Price per Unit
    (based on aggregate underlying value
    of Securities less deferred sales charge) (5)                       $ 9.675          $ 9.675          $ 9.675
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Mandatory Termination Date (6)                                          ______, 2001     ______, 2001     ______, 2001

First Settlement Date                       ____________, 2000
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                    Summary of Essential Information

                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                             New
                                                            Internet Select  e-conomy         Pharmaceutical   Technology
                                                            Portfolio        Select           Select Portfolio Select Portfolio
                                                            Series 2         Portfolio Series Series 2         Series 2
                                                            ___________      ________________ ________________ _________________
Initial Number of Units (1)
Fractional Undivided Interest
    in the Trust per Unit (1)                                   1/               1/               1/               1/
Public Offering Price:
   Aggregate Offering Price Evaluation
     of Securities per Unit (2)                             $ 9.900          $ 9.900          $ 9.900          $ 9.900
   Maximum Sales Charge of
      3.25% of the Public Offering Price
      per Unit (3.283% of the net amount invested,
      exclusive of the deferred sales charge) (3)           $  .325          $  .325          $  .325          $  .325
   Less Deferred Sales Charge per Unit                      $ (.225)         $ (.225)         $ (.225)         $ (.225)
Public Offering Price per Unit (4)                          $10.000          $10.000          $10.000          $10.000
Sponsor's Initial Repurchase Price per Unit (5)             $ 9.675          $ 9.675          $ 9.675          $ 9.675
Redemption Price per Unit
    (based on aggregate underlying value
    of Securities less deferred sales charge) (5)           $ 9.675          $ 9.675          $ 9.675          $ 9.675
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Mandatory Termination Date (6)                              ______, 2001     ______, 2001     ______, 2001     ______, 2001

First Settlement Date                       ____________, 2000
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                               Glass-Steagall
                                                            Bandwidth        e-Business       Energy           Financial
                                                            Portfolio        Portfolio        Portfolio        Opportunity
                                                            Series 2         Series 2         Series 7         Portfolio Series
                                                            ___________      ___________      ___________      ________________
Initial Number of Units (1)
Fractional Undivided Interest
    in the Trust per Unit (1)                                 1/               1/               1/               1/
Public Offering Price:
   Aggregate Offering Price Evaluation
     of Securities per Unit (2)                             $ 9.900          $ 9.900          $ 9.900          $ 9.900
   Maximum Sales Charge of
      4.50% of the Public Offering Price
      per Unit (4.545% of the net amount invested,
      exclusive of the deferred sales charge) (3)           $  .450          $  .450          $  .450          $  .450
   Less Deferred Sales Charge per Unit                      $ (.350)         $ (.350)         $ (.350)         $ (.350)
Public Offering Price per Unit (4)                          $10.000          $10.000          $10.000          $10.000
Sponsor's Initial Repurchase Price per Unit (5)             $ 9.550          $ 9.550          $ 9.550          $ 9.550
Redemption Price per Unit
    (based on aggregate underlying value
    of Securities less deferred sales charge) (5)           $ 9.550          $ 9.550          $ 9.550          $ 9.550
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Mandatory Termination Date (6)                              ______, 2005     ______, 2005     ______, 2005     ______, 2005

First Settlement Date                       ____________, 2000
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                    Summary of Essential Information

                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                            Internet         New e-conomy     Pharmaceutical   Technology
                                                            Portfolio        Portfolio        Portfolio        Portfolio
                                                            Series 9         Series           Series 8         Series 11
                                                            ___________      ___________      ___________      ___________
Initial Number of Units (1)
Fractional Undivided Interest
    in the Trust per Unit (1)                                 1/               1/               1/               1/
Public Offering Price:
   Aggregate Offering Price Evaluation
     of Securities per Unit (2)                             $ 9.900          $ 9.900          $ 9.900          $ 9.900
   Maximum Sales Charge of
      4.50% of the Public Offering Price
      per Unit (4.545% of the net amount invested,
      exclusive of the deferred sales charge) (3)           $  .450          $  .450          $  .450          $  .450
   Less Deferred Sales Charge per Unit                      $ (.350)         $ (.350)         $ (.350)         $ (.350)
Public Offering Price per Unit (4)                          $10.000          $10.000          $10.000          $10.000
Sponsor's Initial Repurchase Price per Unit (5)             $ 9.550          $ 9.550          $ 9.550          $ 9.550
Redemption Price per Unit
    (based on aggregate underlying value
    of Securities less deferred sales charge) (5)           $ 9.550          $ 9.550          $ 9.550          $ 9.550
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Mandatory Termination Date (6)                              ______, 2005     ______, 2005     ______, 2005     ______, 2005

First Settlement Date                       ____________, 2000
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Tables" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Tables." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                          Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                               Bandwidth            e-Business           Glass-Steagall
                                                               Select               Select               Financial Opportunity
                                                               Portfolio            Portfolio            Select Portfolio
                                                               Series 2             Series 2             Series
                                                               ______________       _______________      _____________________
                                                                        Amount                 Amount               Amount
                                                                        per Unit               per Unit             per Unit
                                                                        ________               ________             ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.00%(a) $ .100      1.00%(a)   $ .100    1.00%(a)   $ .100
Deferred sales charge                                          2.25%(b)   .225      2.25%(b)     .225    2.25%(b)     .225
                                                               _____    ______      _____      ______    _____      _______
Maximum sales charge                                           3.25%    $ .325      3.25%      $ .325    3.25%      $ .325
                                                               =====    ======      =====      ======    =====      ======
Maximum sales charge imposed on reinvested dividends           2.25%(c) $ .225      2.25%(c)   $ .225    2.25%(c)   $ .225
                                                               =====    ======      =====      ======    =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                   .260%(d) $.0260      .260%(d)   $.0260    .260%(d)   $.0260
                                                               =====    ======      =====      ======    =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees                          .079%    $.0080      .079%      $.0080    .079%      $.0080
Trustee's fee and other operating expenses                     .116%(e)  .0117      .116%(e)    .0117    .116%(e)    .0117
                                                               _____    ______      _____      ______    _____      ______
  Total                                                        .195%    $.0197      .195%      $.0197    .195%      $.0197
                                                               =====    ======      =====      ======    =====      ======

                                                               Internet Select      New e-conomy         Pharmaceutical
                                                               Portfolio            Select Portfolio     Select Portfolio
                                                               Series 2             Series               Series 2
                                                               ________________     _________________    ________________
                                                                        Amount                 Amount               Amount
                                                                        per Unit               per Unit             per Unit
                                                                        ________               ________             ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.00%(a) $ .100      1.00%(a)   $ .100    1.00%(a)   $ .100
Deferred sales charge                                          2.25%(b)   .225      2.25%(b)     .225    2.25%(b)     .225
                                                               _____    ______      _____      ______    _____      _______
Maximum sales charge                                           3.25%    $ .325      3.25%      $ .325    3.25%      $ .325
                                                               =====    ======      =====      ======    =====      ======
Maximum sales charge imposed on reinvested dividends           2.25%(c) $ .225      2.25%(c)   $ .225    2.25%(c)   $ .225
                                                               =====    ======      =====      ======    =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                   .260%(d) $.0260      .260%(d)   $.0260    .260%(d)   $.0260
                                                               =====    ======      =====      ======    =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees                          .079%    $.0080      .079%      $.0080    .079%      $.0080
Trustee's fee and other operating expenses                     .116%(e)  .0117      .116%(e)    .0117    .116%(e)    .0117
                                                               _____    ______      _____      ______    _____      ______
  Total                                                        .195%    $.0197      .195%      $.0197    .195%      $.0197
                                                               =====    ======      =====      ======    =====      ======

                                                          Technology
                                                          Select Portfolio
                                                          Series 2
                                                          ________________
                                                                    Amount
                                                                    per Unit
                                                                    ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                  1.00%(a)    $ .100
Deferred sales charge                                     2.25%(b)      .225
                                                          _____       ______
Maximum sales charge                                      3.25%       $ .325
                                                          =====       ======
Maximum sales charge imposed on reinvested dividends      2.25%(c)    $ .225
                                                          =====       ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                              .260%(d)    $.0260
                                                          =====       ======
Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping,
    administrative and evaluation fees                    .079%       $.0080
Trustee's fee and other operating expenses                .116%(e)     .0117
                                                          _____       ______
  Total                                                   .195%       $.0197
                                                          =====       ======

                                                               Bandwidth            e-Business           Energy
                                                               Portfolio            Portfolio            Portfolio
                                                               Series 2             Series 2             Series 7
                                                               ______________       _______________      ______________
                                                                        Amount                 Amount               Amount
                                                                        per Unit               per Unit             per Unit
                                                                        ________               ________             ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.00%(a) $ .100      1.00%(a)   $ .100    1.00%(a)   $ .100
Deferred sales charge                                          3.50%(b)   .350      3.50%(b)     .350    3.50%(b)     .350
                                                               ______   ______      _____      ______    _____      ______
Maximum sales charge                                           4.50%    $ .450      4.50%      $ .450    4.50%      $ .450
                                                               =====    ======      =====      ======    =====      ======
Maximum sales charge imposed on reinvested dividends           3.50%(c) $ .350      3.50%(c)   $ .350    3.50%(c)   $ .350
                                                               =====    ======      =====      ======    =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                   .225%(d) $.0225      .225%(d)   $.0225    .225%(d)   $.0225
                                                               =====    ======      =====      ======    =====      ======
Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and
   evaluation fees                                              .100%   $.0098      .100%      $.0098    .100%      $.0098
Trustee's fee and other operating expenses                      .152%(e) .0149      .152%(e)    .0149    .152%(e)    .0149
                                                                ______   ______      _____      ______    _____      ______
  Total                                                         .252%   $.0247      .252%      $.0247    .252%      $.0247
                                                                =====    ======      =====      ======    =====      ======

                                                               Glass-Steagall
                                                               Financial Opportunity
                                                               Portfolio
                                                               Series
                                                               ______________
                                                                          Amount
                                                                          per Unit
                                                                          ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.00%(a)   $ .100
Deferred sales charge                                          3.50%(b)     .350
                                                               _____      ______
Maximum sales charge                                           4.50%      $ .450
                                                               =====      ======
Maximum sales charge imposed on reinvested dividends           3.50%(c)   $ .350
                                                               =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                   .225%(d)   $.0225
                                                               =====      ======
Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and
   evaluation fees                                             .100%      $.0098
Trustee's fee and other operating expenses                     .152%(e)    .0149
                                                                _____      ______
  Total                                                        .252%      $.0247
                                                                =====      ======

                                                               Internet             New e-conomy         Pharmaceutical
                                                               Portfolio            Portfolio            Portfolio
                                                               Series 9             Series               Series 8
                                                               ______________       _______________      ______________
                                                                        Amount                 Amount               Amount
                                                                        per Unit               per Unit             per Unit
                                                                        ________               ________             ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.00%(a) $ .100      1.00%(a)   $ .100    1.00%(a)   $ .100
Deferred sales charge                                          3.50%(b)   .350      3.50%(b)     .350    3.50%(b)     .350
                                                               ______   ______      _____      ______    _____      ______
Maximum sales charge                                           4.50%    $ .450      4.50%      $ .450    4.50%      $ .450
                                                               =====    ======      =====      ======    =====      ======
Maximum sales charge imposed on reinvested dividends           3.50%(c) $ .350      3.50%(c)   $ .350    3.50%(c)   $ .350
                                                               =====    ======      =====      ======    =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                   .225%(d) $.0225      .225%(d)   $.0225    .225%(d)   $.0225
                                                               =====    ======      =====      ======    =====      ======
Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and
   evaluation fees                                              .100%   $.0098      .100%      $.0098    .100%      $.0098
Trustee's fee and other operating expenses                      .152%(e) .0149      .152%(e)    .0149    .152%(e)    .0149
                                                                ______   ______      _____      ______    _____      ______
  Total                                                         .252%   $.0247      .252%      $.0247    .252%      $.0247
                                                                =====    ======      =====      ======    =====      ======

                                                               Technology
                                                               Portfolio
                                                               Series 11
                                                               ______________
                                                                          Amount
                                                                          per Unit
                                                                          ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                       1.00%(a)   $ .100
Deferred sales charge                                          3.50%(b)     .350
                                                               _____      ______
Maximum sales charge                                           4.50%      $ .450
                                                               =====      ======
Maximum sales charge imposed on reinvested dividends           3.50%(c)   $ .350
                                                               =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                   .225%(d)   $.0225
                                                               =====      ======
Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and
   evaluation fees                                             .100%      $.0098
Trustee's fee and other operating expenses                     .152%(e)    .0149
                                                                _____      ______
  Total                                                        .252%      $.0247
                                                                =====      ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                               1 Year     18 Months (f) 3 Years    5 Years
                                                               ______     _____________ _______    _______
Bandwidth Select Portfolio, Series 2                           $371       $381          $ -        $ -
e-Business Select Portfolio, Series 2                          371        381             -           -
Glass-Steagall Financial Opportunity Select Portfolio Series   371        381             -           -
Internet Select Portfolio, Series 2                            371        381             -           -
New e-conomy Select Portfolio Series                           371        381             -           -
Pharmaceutical Select Portfolio, Series 2                      371        381             -           -
Technology Select Portfolio, Series 2                          371        381             -           -
Bandwidth Portfolio, Series 2                                  498        N.A.          549         606
e-Business Portfolio, Series 2                                 498        N.A.          549         606
Energy Portfolio, Series 7                                     498        N.A.          549         606
Glass-Steagall Financial Opportunity Portfolio Series          498        N.A.          549         606
Internet Portfolio, Series 9                                   498        N.A.          549         606
New e-conomy Portfolio Series                                  498        N.A.          549         606
Pharmaceutical Portfolio, Series 8                             498        N.A.          549         606
Technology Portfolio, Series 11                                498        N.A.          549         606

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge of 3.25% of the Public Offering Price for each Select Portfolio Series (4.50% in the case of each Portfolio Series) and the maximum remaining deferred sales charge (initially $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series, which will be deducted in five monthly installments of $.045 per Unit for each Select Portfolio Series and $.07 per Unit for each Portfolio Series on the 20th day of each month (or the preceding business day if the 20th day is not a business day) from August 18, 2000 through December 20, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.50% of the Public Offering Price for each Portfolio Series. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) For the Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating those Trusts' registration statements. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f)For each Select Portfolio Series, the Example represents the estimated costs incurred through each Trust's approximate 18-month life.

                  Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 395

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 395, comprised of the Bandwidth Select Portfolio, Series 2; e-Business Select Portfolio, Series 2; Glass-Steagall Financial Opportunity Select Portfolio Series; Internet Select Portfolio, Series 2; New e-conomy Select Portfolio Series; Pharmaceutical Select Portfolio, Series 2; Technology Select Portfolio, Series 2; Bandwidth Portfolio, Series 2; e-Business Portfolio, Series 2; Energy Portfolio, Series 7; Glass-Steagall Financial Opportunity Portfolio Series; Internet Portfolio, Series 9; New e-conomy Portfolio Series; Pharmaceutical Portfolio, Series 8; and Technology Portfolio, Series 11, as of the opening of business on January __, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on January __, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 395, comprised of the Bandwidth Select Portfolio, Series 2; e-Business Select Portfolio, Series 2; Glass-Steagall Financial Opportunity Select Portfolio Series; Internet Select Portfolio, Series 2; New e-conomy Select Portfolio Series; Pharmaceutical Select Portfolio, Series 2; Technology Select Portfolio, Series 2; Bandwidth Portfolio, Series 2; e-Business Portfolio, Series 2; Energy Portfolio, Series 7; Glass-Steagall Financial Opportunity Portfolio Series; Internet Portfolio, Series 9; New e-conomy Portfolio Series; Pharmaceutical Portfolio, Series 8; and Technology Portfolio, Series 11, at the opening of business on January __, 2000 in conformity with generally accepted accounting principles.


                                       ERNST & YOUNG LLP

Chicago, Illinois
January __, 2000

                        Statements of Net Assets

                                 FT 395

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2000

                                                            Bandwidth           e-Business          Glass-Steagall
                                                            Select Portfolio    Select Portfolio    Financial Opportunity
                                                            Series 2            Series 2            Select Portfolio
                                                            ____________        ____________        _____________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                          $                   $                   $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                (   )               (   )                 ( )
Less liability for deferred sales charge (4)                                    (       )            (     )
                                                            ________            ________            ________
Net assets                                                  $                   $                   $
                                                            ========            ========            ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                       $                   $                    $
Less maximum sales charge (5)                               (           )       (      )            (      )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                (   )               (   )                 ( )
                                                            ________            ________            ________
Net assets                                                  $                   $                   $
                                                            ========            ========

______________

See "Notes to Statements of Net Assets" on page 14.

                      Statements of Net Assets (cont'd.)

                                 FT 395

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2000

                                                Internet Select   New e-conomy        Pharmaceutical       Technology
                                                Portfolio         Select Portfolio    Select Portfolio     Select Portfolio
                                                Series 2          Series              Series 2             Series 2
                                                _______________   __________          ______________       ______________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)              $                 $                   $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                      ( )               ( )                 ( )                  ( )
Less liability for deferred sales charge (4)     (     )          (        )          (      )              (     )
                                                ________          ________            ________             ________
Net assets                                      $                 $                   $                    $
                                                ========          ========            ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                           $                 $                   $                    $
Less maximum sales charge (5)                   (      )           (     )             (     )             (       )
Less estimated reimbursement to Sponsor
     for organization costs (3)                      ( )               ( )                 ( )                  ( )
                                                ________          ________            ________             ________
Net assets                                      $                 $                   $                    $
                                                ========          ========            ========             ========

______________

See "Notes to Statements of Net Assets" on page 14.

                     Statements of Net Assets (cont'd.)

                                 FT 395

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2000

                                                Bandwidth         e-Business          Energy           Glass-Steagall
                                                Portfolio         Portfolio           Portfolio        Financial Opportunity
                                                Series 2          Series 2            Series 7         Portfolio Series
                                                ____________      __________          ___________      _____________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)              $                 $                   $                $
Less liability for reimbursement to Sponsor
     for organization costs (3)                    (   )             (   )               (   )            (   )
Less liability for deferred sales charge (4)    (      )          (      )            (      )         (      )
                                                ________          ________            ________         ________
Net assets                                      $                 $                   $                $
                                                ========          ========            ========         ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                           $                 $                   $                $
Less maximum sales charge (5)                   (      )          (      )            (      )         (      )
Less estimated reimbursement to Sponsor
     for organization costs (3)                    (   )             (   )               (   )            (   )
                                                ________          ________            ________         ________
Net assets                                      $                 $                   $                $
                                                ========          ========            ========         ========

______________

See "Notes to Statements of Net Assets" on page 14.

                     Statements of Net Assets (cont'd.)

                                 FT 395

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2000

                                                Internet          New e-conomy        Pharmaceutical       Technology
                                                Portfolio         Portfolio           Portfolio            Portfolio
                                                Series 9          Series              Series 8             Series 11
                                                ____________      __________          ______________       ______________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                 $                 $                   $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                    (   )             (   )               (   )                (   )
Less liability for deferred sales charge (4)    (      )          (      )            (      )             (      )
                                                ________          ________            ________             ________
Net assets                                          $                 $                   $                    $
                                                ========          ========            ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                              $                 $                   $                    $
Less maximum sales charge (5)                   (      )          (      )            (      )             (      )
Less estimated reimbursement to Sponsor
     for organization costs (3)                    (   )             (   )               (   )                (   )
                                                ________          ________            ________             ________
Net assets                                          $                 $                   $                    $
                                                ========          ========            ========             ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $3,000,000 will be allocated among each of the 15 Trusts in FT 395, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit in the case of each Select Portfolio Series, or $.35 per Unit in the case of each Portfolio Series, payable to us in five equal monthly installments beginning on August 18, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2000. If you redeem your Units before December 20, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                        Schedule of Investments

                  Bandwidth Select Portfolio, Series 2
                                 FT 395

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Valueper      Securities to
of Shares     Name of Issuer of Securities (1)                                    Price             Share         the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                                    $            $


























                                                                                  ______                         _________
                               Total Investments                                       100%                      $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 29.

                           Schedule of Investments

                  e-Business Select Portfolio, Series 2
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                    Percentage
Number                                                                              of Aggregate    Market        Cost of
of          Ticker Symbol and                                                       Offering        Valueper      Securities to
Shares      Name of Issuer of Securities (1)                                        Price           Share         the Trust (2)
______      _______________________________________                                 __________      ______        _________
                                                                                                    $             $






























                                                                                    ______                        ________
                              Total Investments                                       100%                        $
                                                                                    ======                        ========

_________________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

      Glass-Steagall Financial Opportunity Select Portfolio Series
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $































                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

_____________

See "Notes to Schedules of Investments" on page 29.

                       Schedule of Investments

                   Internet Select Portfolio, Series 2
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $


































                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

______________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

                  New e-conomy Select Portfolio Series
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $
























                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

_____________

See "Notes to Schedules of Investments" on page 29.

                            Schedule of Investments

                Pharmaceutical Select Portfolio, Series 2
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $
























                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

_____________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

                    Technology Select Portfolio, Series 2
                                 FT 395

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $





























                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

_____________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

                      Bandwidth Portfolio, Series 2
                                 FT 395

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Price             Share         the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                                    $            $
























                                                                                  ______                         _________
                               Total Investments                                       100%                      $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 29.

                        Schedule of Investments

                     e-Business Portfolio, Series 2
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                    Percentage
Number                                                                              of Aggregate    Market        Cost of
of          Ticker Symbol and                                                       Offering        Value per     Securities to
Shares      Name of Issuer of Securities (1)                                        Price           Share         the Trust (2)
______      _______________________________________                                 __________      ______        _________
                                                                                                    $             $






























                                                                                    ______                        ________
                              Total Investments                                       100%                        $
                                                                                    ======                        ========

_________________

See "Notes to Schedules of Investments" on page 29.

                        Schedule of Investments

                        Energy Portfolio, Series 7
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                    Percentage
Number                                                                              of Aggregate    Market        Cost of
of          Ticker Symbol and                                                       Offering        Value per     Securities to
Shares      Name of Issuer of Securities (1)                                        Price           Share         the Trust (2)
______      _______________________________________                                 __________      ______        _________
                                                                                                    $             $






























                                                                                    ______                        ________
                              Total Investments                                       100%                        $
                                                                                    ======                        ========

_________________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

        Glass-Steagall Financial Opportunity Portfolio Series
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $































                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

_____________

See "Notes to Schedules of Investments" on page 29.

                       Schedule of Investments

                     Internet Portfolio, Series 9
                               FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $


































                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

______________

See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

                      New e-conomy Portfolio Series
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $
























                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

_____________

See "Notes to Schedules of Investments" on page 29.

                            Schedule of Investments

                     Pharmaceutical Portfolio, Series 8
                                 FT 395

At the Opening of Business on the Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $
























                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

_____________

See "Notes to Schedules of Investments" on page 29.

                          Schedule of Investments

                     Technology Portfolio, Series 11
                                 FT 395

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market        Cost of
Number       Ticker Symbol and                                                    Offering          Value per     Securities to
of Shares    Name of Issuer of Securities (1)                                     Price             Share         the Trust (2)
_______      _______________________________________                              __________        ______        ________
                                                                                                    $             $



























                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1)All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on January __, 2000. Each Select Portfolio Series has a Mandatory Termination Date of ______, 2001. Each Portfolio Series has a Mandatory Termination Date of ______, 2005.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

Page 29


                                                                   Cost of
                                                                   Securities      Profit
                                                                   to Sponsor      (Loss)
                                                                   _________       _______
Bandwidth Select Portfolio, Series 2                               $               $
e-Business Select Portfolio, Series 2
Glass-Steagall Financial Opportunity Select Portfolio Series
Internet Select Portfolio, Series 2
New e-conomy Select Portfolio Series
Pharmaceutical Select Portfolio, Series 2
Technology Select Portfolio, Series 2
Bandwidth Portfolio, Series 2
e-Business Portfolio, Series 2
Energy Portfolio, Series 7
Glass-Steagall Financial Opportunity Portfolio Series
Internet Portfolio, Series 9
New e-conomy Portfolio Series
Pharmaceutical Portfolio, Series 8
Pharmaceutical Portfolio, Series 8
Technology Portfolio, Series 11

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of a unit investment trust which we have named the FT Series. We designate each of these series of the FT Series with a different series number. Each of the following is a separate portfolio, or series, of FT 395:

- Bandwidth Select Portfolio, Series 2
- e-Business Select Portfolio, Series 2
- Glass-Steagall Financial Opportunity Select Portfolio Series
- Internet Select Portfolio, Series 2
- New e-conomy Select Portfolio Series
- Pharmaceutical Select Portfolio, Series 2
- Technology Select Portfolio, Series 2
- Bandwidth Portfolio, Series 2
- e-Business Portfolio, Series 2
- Energy Portfolio, Series 7
- Glass-Steagall Financial Opportunity Portfolio Series
- Internet Portfolio, Series 9
- New e-conomy Portfolio Series
- Pharmaceutical Portfolio, Series 8
- Technology Portfolio, Series 11

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the

Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.

Bandwidth Select Portfolio, Series 2 and Bandwidth Portfolio, Series 2 each consist of a portfolio of common stocks of telecommunications companies which are focusing on bandwidth technologies. The term bandwidth refers to the amount of information that can be transmitted from one user to another in a given amount of time. The speed at which these signals travel is often as important to the end-user as the information that is being transmitted. The growing demand for bandwidth is being driven by the surge in the volume and complexity of data communications on the Internet. For example, it would take more bandwidth to download a video game off the Internet in one second than a page of text.

Now that the Internet infrastructure is firmly in place, the demand for bandwidth should continue to grow as more people access the Web worldwide, and as telecommunications service providers begin to mass market their newer and faster broadband systems.

The following factors support our positive outlook for the companies in these portfolios:

- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, data traffic is expected to surpass voice communications in the years ahead.

- Wireless communications is now the fastest growing segment of the communications equipment market. The demand for wireless products and services should continue to grow as analog networks are upgraded to digital systems. Digital signals will accommodate wireless data communications and potentially increase demand for bandwidth.

- The transition from copper wiring to fiber-optics is occurring at a brisk pace. In 1998, it is estimated that over 20 million miles of fiber cables were installed across the United States.

- Internet access revenues are expected to shift from independent Internet service providers to telecom and cable companies.

Deregulation. The U.S. Telecommunications Act of 1996 and the 1997 Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment. New service providers, such as Level 3 Communications, are investing aggressively in network equipment.

Broadband Systems. The future of high-speed access to the Internet lies in Digital Subscriber Lines (DSL) and cable modems. A new DSL technology standard, known as the G.Lite, will allow for high-speed Internet access concurrent with normal telephone service. The technology can be installed directly by consumers into their PCs, so there will be no added cost to the telecommunications carriers.

Communications Equipment. The demand for value-added services, like high-speed Internet access, should continue to fuel demand for more bandwidth and communications equipment. On a worldwide basis, demand for communications equipment was estimated at approximately $250 billion in 1997. With the level of competition intensifying, telecommunications companies have the potential to spend more on equipment in the future.

e-Business Select Portfolio, Series 2 and e-Business Portfolio, Series 2 each consist of a portfolio of common stocks of companies that are either marketing their goods and services on the Internet or selling their products and services to those companies transacting business on the Web.

Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. It is now becoming apparent, however, that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market.

The following factors support our positive outlook for business-to-business e-commerce:

- The Internet economy, though still in its formative stages, generated $300 billion in revenue in the U.S in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated $350 and $270 billion of revenue respectively, over the same period.

- It is estimated that as e-commerce evolves, business-to-business revenues have the potential to outpace business to consumer revenues by approximately tenfold. Business to consumer companies may dominate the total number of e-commerce companies (approximately 64%, compared to approximately 36% providing business-to-business services in 1998), but the majority of total revenue is being generated by business to business e-commerce (approximately 23% of total revenue for business to consumer compared to approximately 77% of total revenue for business-to-business).

- The revenues generated by e-commerce are only half the story. The cost savings associated with transacting business on the Internet could be substantial. It is estimated that corporations around the world have the potential to experience an aggregate cost savings in excess of a trillion dollars over the next several years.

A New Breed Of Middlemen. In the bricks-and-mortar business world they are known as middlemen, but in the cyber-world they are called intermediaries. They serve the same purpose, which is to act as market makers and help facilitate transactions between businesses. Intermediaries are essentially network hubs, comparable to airline hubs that route travelers making connecting flights. They generate revenues by charging transaction fees for bringing buyers and sellers together. Intermediaries help make e-Business run faster-better-cheaper.

Technology Makes it Possible. We believe that technology-based companies, especially those involved in creating the Internet infrastructure and those that provide access to the Internet, are in an ideal position to capitalize on the potential growth of business-to-business e-commerce. More specifically, the emphasis will be on computer hardware and software companies that design products to improve front and back-office capabilities, ranging from raw materials procurement to the delivery of finished goods. It is technology that will allow companies to communicate effectively in real time with their customers and suppliers.

No Boundaries. The motivation behind the business-to-business sales model is to transact business faster-better-cheaper, but it accomplishes much more. By conducting business online, companies are not only removing geographical boundaries, both domestically and globally, but are eliminating many of the boundaries that have long prevented many smaller companies from engaging in business with their larger counterparts. As the business-to-business marketplace expands, we believe that the companies in the e-Business Select Portfolio Series and e-Business Portfolio Series have the potential to participate in growth opportunities.

Energy Portfolio, Series 7 consists of a portfolio of common stocks of companies of energy companies which the Sponsor believes are positioned to take advantage of the world's increasing demand for energy. The demand for energy, in all of its forms, tends to be driven largely by economic prosperity and is, therefore, cyclical in nature. The global consumption of oil, for example, increased in 1996 and 1997 due to solid economic growth throughout most of the world; yet consumption decreased in 1998 as a result of the economic crisis developing in Russia and Southeast Asia.

The United States consumes approximately 25% of the world's supply of oil; however, it is anticipated that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. Emerging countries, which account for 43% of world demand as of 1997, are expected to account for more than 50% of demand by the year 2015.

The following factors support our positive outlook for the energy industry:

- The price of oil has moved higher in 1999 and, on a historical basis, is back to its normal trading range of $17-$19 per barrel.

- Oil prices have a significant influence on capital spending. Oil companies need a sustained upward trend in oil prices to justify risking large amounts of investment capital on rigs and exploration. For this reason, the oil industry tends to experience longer peaks and troughs than most cyclical industries.

- Utilization rates, which reflect the percentage of rigs that are active, can act as a barometer for energy prices. In 1981, oil prices were high and the utilization rate was at 98%. In 1986, however, oil prices were low and the utilization rate was at 26%. In August of 1998, the rate was at 77%. While not always accurate, this barometer suggests that when oil prices are strong, the percentage of active rigs tends to increase.

- By the year 2020, it is projected that the world will consume three times as much energy as it did 25 years ago. The majority of the added consumption is expected to come from the developing countries of Asia.

Horizontal Drilling. This exploration technique is not new, but it has been improved. New instrumentation can now be attached to a drill bit to generate real time geological information, without impeding the drilling process. It is estimated that horizontal drilling has the potential to out-produce a vertical well by as much as sevenfold. This technique has been especially cost-effective in offshore drilling.

3-D Seismic Imaging. This is a relatively new technology that is used to detect underground oil and gas reserves. Seismic imaging utilizes the vibration from sound waves to construct a three-dimensional, computer-generated picture of a geological formation. This process has the potential to greatly improve the odds of locating oil and gas.

Time is Money. The technologies that are presently being employed in the field of oil and gas exploration are helping reduce the cost of extracting oil and natural gas by saving detection time and allowing companies to capture a higher percentage of tapped reserves. In the 1990s, oil and natural gas stocks have been mostly out of favor, but the companies in the industry have been consolidating and cutting costs to position themselves for the next upward cycle.

Glass-Steagall Financial Opportunity Select Portfolio Series and Glass-Steagall Financial Opportunity Portfolio Series each consist of a portfolio of common stocks of companies that provide a wide variety of financial services.

The financial industry has undergone several significant changes during its storied history. Perhaps none have been more noteworthy than the recent overturn of the Glass-Steagall Act of 1933. Firms can now create "financial supermarkets" that offer traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking. Combine this with a strong job market, and a robust economy and stock market, and business is currently booming for companies in the financial industry.

We believe that there are a few major trends that should continue pushing the financial industry.

The first is an aging population. Nearly three out of ten people in the U.S. are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earnings years.

Another driving factor behind the industry is technological innovation. Improved technology has enabled financial companies to increase their volume and reduce transaction costs in order to attract consumers.

E-commerce, once viewed as a threat, is now being embraced by many in the industry. Because most purchases made over the Internet are charged, companies that offer credit card services are realizing that e-commerce represents a significant source of potential revenue. Others have begun offering products and services over the Internet simply to satisfy growing demand or as an effective cross-selling tool.

For much of the industry, however, the greatest impact may come from merger and acquisition activity. U.S. M&A activity continues to remain strong, led by telecommunications, radio and TV, and banking industries. Now that the Glass-Steagall Act is no longer a barrier, companies throughout the industry can compete more effectively and implement new growth strategies just as other industries have done.

The following factors support our positive outlook for the financial services industry:

- Through the first six months of 1999, trading volume on the New York Stock Exchange was up nearly 30% versus the same period in the previous year.

- Total underwriting revenues reached record levels in 1998. Although underwriting revenue fell slightly through the first half of 1999, it is still high compared to historical levels.

- We believe that the recent proposal to eliminate the pooling method of accounting in January of 2001 will add further pressure for consolidation within the industry.

- Between the end of 1990 and the end of 1998, assets under management have grown from just over $1 trillion to more than $5.5 trillion. Much of this growth can be attributed to increased retirement savings and gains in the stock market.

Internet Select Portfolio, Series 2 and Internet Portfolio, Series 9 each consist of a portfolio of common stocks of technology companies which provide products or services for, or conduct business on the Internet.

The number of individuals connecting to the World Wide Web is growing daily. More people are signing up with Internet access companies, and still more are upgrading their computers to make Internet linkage possible. We believe Internet usage will continue to expand and companies involved in businesses related to the Internet will benefit.

The following factors support our positive outlook for the companies in the Internet-related industry:

- More than 58 million adults are online in the United States alone, and the number of online users is expected to dramatically increase in the future.

- A new computer is added to the Internet approximately every four seconds.

- Business-to-business electronic commerce is anticipated to exceed $291 billion by 2000, up from an estimated $9.5 billion in 1997.

-  Nearly 3,000 new websites are added every day.

- Improved security measures are helping fuel consumer transactions over the Web.

- New technologies are making high-speed data and video connections to the Internet possible.

- There has been an increase in consolidation and mergers among Internet-related companies.

-  Faster, more efficient technology continues to become more affordable.

- Rising standards of living and more disposable income worldwide make Internet usage possible for more people.

New e-conomy Select Portfolio Series and New e-conomy Portfolio Series each consist of a portfolio of common stocks of companies that bring products and services to the new technology-driven economy.

The new economy is about change: change at a dizzying pace. Most of the focus has been on those acting on the changes. They are hoping to take advantage of new markets and technologies to run their businesses more efficiently and to reach consumers and each other in ways never before possible.

In the New e-conomy Portfolio, we are interested in the companies who are the agents of change; those companies that are enacting change as opposed to reacting to change. The portfolio focuses on companies involved in business-to-business e-commerce, bandwidth technologies, the Internet, the Internet's infrastructure and wireless technology. In our opinion, it is these companies that are helping to redefine the new economy.

Business. The Internet has established an entirely new method of transacting business. It has few barriers to entry beyond that of a personal computer, and is very cost-efficient. We believe that corporations around the world could potentially experience significant cost savings from e-commerce over the next several years. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

The Consumer. One of the real advantages of the new economy is that the consumer also benefits. It has been reported that technology has been credited with reducing the rate of inflation in the United States by 0.7% in each of the past two years. Unlike previous economic expansions, the new economy has shown that it is possible to have sustained growth without higher inflation. In the new economy, if inflation can be restrained, there is a greater chance of boosting consumption across the globe.

Convergence. It's the quintessential new economy idea: translate everything from Seinfeld to your kid's homework into the digitized 1s and 0s of computer language, then make it all available anywhere in the world via the Internet. Big dollars are already being wagered on the prospect of phone, TV and PC convergence. The idea that three of the most powerful devices of the last century can be merged into a single seamless information system is a vision which could have profound ramifications on the corporate media landscape in the not-too-distant future.

Consider the following factors

- The Internet economy, though still in its formative stages, generated approximately $300 billion in revenue in the United States in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated approximately $350 and $270 billion of revenue respectively over the same period.

- A new computer is added to the Internet approximately every four seconds.

- 1.5 million web pages are being created every day.

- The World Wide Web doubles in size every eight months.

- Approximately half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000.

- Approximately 110 million U.S. households are connected to the Internet. In addition, 28 million offices are connected, an increase of approximately 76% over early 1998.

Pharmaceutical Select Portfolio, Series 2 and Pharmaceutical Portfolio, Series 8 each consist of a portfolio of common stocks of pharmaceutical companies. The pharmaceutical industry generated over $300 billion in sales worldwide in 1998, nearly $125 billion of which was made by U.S. drugmakers. The industry is highly competitive and extremely capital intensive. Drugmakers spend in excess of $21 billion annually on researching and developing new products. The amount of capital invested in research and development ("R&D") has nearly doubled every five years since 1970.

There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Currently, it is estimated that 70% of Americans over the age of 65 suffer from cardiovascular disease. It is believed that as average life expectancies increase, the number of people at risk for disease will increase.

The following factors support our positive outlook for the pharmaceutical industry:

- Numerous pharmaceutical scientists are currently researching over 1,000 new medicines. Pharmaceutical companies have generated more than 100 new treatments in the last two years.

- Pharmaceutical companies have staffed up their sales forces to increase market shares. The top 40 drugmakers currently employ approximately 59,000 representatives in the United States, up from 34,000 in 1994.

- Foreign demand for pharmaceuticals is growing, especially in emerging countries. U.S. drug companies sold an estimated $43 billion abroad in 1998, approximately 54% of total U.S. sales.

- Managed care providers, especially HMOs, encourage the use of pharmaceuticals because they are regarded as a relatively inexpensive form of treatment and are less invasive.

- Research-based pharmaceutical companies continue to invest record-setting amounts on research and development. Spending is expected to increase by 14.1% in 1999 to a new record level of $24.03 billion.

The Food & Drug Administration. In 1997, the Food and Drug
Administration (FDA) relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. The FDA, which now has a faster review process in place, is creating a business environment that could make it quicker and more economical for some drugmakers to bring new products to market.

Ad Spending Is On The Rise. Direct-To-Consumer (DTC) advertising totaled $1.3 billion in 1998. The amount spent on television ads featuring prescription drugs was $664 million, more than double the amount in 1997. Drugmakers are promoting their products to the public through all of the major media outlets including television, radio, magazines and newspapers. Advertising allows companies to educate the public about diseases and treatments as well as gather information that will help them target consumers in the future.

Demand Driven By Need. Pharmaceutical companies have initiated a number of cost-containment measures such as using the Internet to reduce administrative costs and forging alliances with biotechnology companies to share expertise and the costs associated with R&D. Ultimately, the demand for prescription and over-the-counter drugs is driven more by need than price. An aging population coupled with longer life expectancies should help support, if not boost, demand for drugs in the future.

Technology Select Portfolio, Series 2 and Technology Portfolio, Series 11 each consist of a portfolio of common stocks of technology companies involved in the manufacturing, sales or servicing of computers and peripherals, data networking/communications equipment and software. If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 100 million people are connected to the Web worldwide. The technology that makes it all possible is developed by computer, software, networking and communications companies. Now that the infrastructure is in place, the focus of technology is shifting to e-commerce.

E-commerce can be divided into two main categories: business-to-consumer and business-to-business. Business-to-business online revenues totaled $43 billion in 1998, while business-to-consumer revenues were estimated to be in the area of $13 billion.

The following factors support our positive outlook for the technology industry:

- Half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000.

- Approximately 110 million U.S. households are connected to the Internet. In addition, 28 million offices are connected, an increase of 76% over early 1998.

- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, data traffic is expected to surpass voice communications in the years ahead.

- Semiconductor sales, tempered in recent years by economic weakness in Asia, are expected to rebound and experience strong growth in 2000 and 2001.

- The expanding use of e-commerce is expected to result in significant cost savings in business-to-consumer transactions.

- Using the Internet to improve forecasting and replenishment of products, companies should be able to reduce inventory costs as suppliers are linked by just-in-time inventory systems.

- E-commerce should dramatically reduce the amount of time it takes to process orders. In addition, customer service costs should be reduced through the use of a Web customer service interface to decrease errors.

Software Solutions. E-commerce is creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories and perform transaction management.

Data Networking. The value of information lies in its application. Computer networks connect computers and peripheral equipment so that information can be shared. As e-commerce evolves, the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Higher Productivity. Technology has played an integral part in the economic prosperity enjoyed by the United States during the 1990s. It has helped increase productivity and curb inflation. The Internet should continue to fuel technological innovation for years to come as businesses of all sizes go online to increase distributions and boost efficiency. The Technology Select Portfolio Series and the Technology Portfolio Series invest in companies that have the potential to benefit from the future growth in e-commerce.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of the Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Bandwidth Industry. Because more than 25% of the Bandwidth Select Portfolio Series and the Bandwidth Portfolio Series are invested in telecommunications companies which are focusing on bandwidth technologies, these Trusts are considered to be concentrated in the bandwidth industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

e-Business Industry. The e-Business Select Portfolio Series, New e-conomy Select Portfolio Series, e-Business Portfolio Series and the New e-conomy Portfolio Series are considered to be concentrated in companies involved with business-to-business online selling, including companies who are marketing goods and services or transacting business online. General risks for these companies include the state of the worldwide economy, intense global competition, and rapid obsolescence of the utilized technologies and their related systems, products and services. While business-to-business e-commerce is evolving rapidly, future demand for individual products and services is impossible to predict.

E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, limited trading histories and fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers. For additional information regarding the risks associated with the e-Business Select Portfolio Series, New e-conomy Select Portfolio Series, e-Business Portfolio Series and the New e-conomy Portfolio Series, see "Risk Factors-Technology Industry."

Energy Industry. The Energy Portfolio Series is considered to be concentrated in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financial Services Industry. The Glass-Steagall Financial Opportunity Select Portfolio Series and Glass-Steagall Financial Opportunity Portfolio Series are considered to be concentrated in banks and thrifts, insurance companies and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Pharmaceutical Industry. The Pharmaceutical Select Portfolio Series and the Pharmaceutical Portfolio Series are considered to be concentrated in companies involved in drug development and production. Pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Technology Industry. The e-Business Select Portfolio Series, Internet Select Portfolio Series, New e-conomy Select Portfolio Series, Technology Select Portfolio Series, e-Business Portfolio Series, Internet Portfolio Series, New e-conomy Portfolio Series and Technology Portfolio Series are considered to be concentrated in Securities issued by companies which are involved in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories. For additional information regarding more specific risks associated with the e-Business Select Portfolio Series, New e-conomy Select Portfolio Series, e-Business Portfolio Series and New e-conomy Portfolio Series, see "Risk Factors-e-Business Industry."

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge for each Trust (3.25% of the Public Offering Price for each Select Portfolio Series and 4.50% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.045 per Unit in the case of each Select Portfolio Series or $.07 per Unit in the case of each Portfolio Series will be deducted on the 20th day of each month from August 18, 2000 through December 20, 2000.

If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent January 31, commencing January 31, 2001, to a minimum sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100                 3.00%
$100 but less than $150                2.75%
$150 but less than $500                2.40%
$500 but less than $1,000              2.25%
$1,000 or more                         1.50%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100                 4.25%
$100 but less than $250                4.00%
$250 but less than $500                3.50%
$500 or more                           2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For the Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 78% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.

Dealers and other selling agents who sell Units of the Select Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales
per Trust                           Additional
in millions):                       Concession:
_________________                   ________________
$15 but less than $25               .015%
$25 but less than $40               .025%
$40 but less than $50               .050%
$50 but less than $75               .125%
$75 but less than $100              .150%
$100 or more                        .200%

For the Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after January 31, 2001). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on the sale of Portfolio Series Units equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Portfolio Series on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of the Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales
per Trust                           Additional
(in millions):                      Concession:
_________________                   ________________
$1 but less than $2                 .10%
$2 but less than $3                 .15%
$3 but less than $10                .20%
$10 or more                         .30%

For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in

"Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of the Portfolio Series, costs incurred in annually updating the Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For the Portfolio Series, legal and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to the Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, the Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the

Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                   FIRST TRUST (registered trademark)


                  BANDWIDTH SELECT PORTFOLIO, SERIES 2
                  E-BUSINESS SELECT PORTFOLIO, SERIES 2
      GLASS-STEAGALL FINANCIAL OPPORTUNITY SELECT PORTFOLIO SERIES
                   INTERNET SELECT PORTFOLIO, SERIES 2
                  NEW E-CONOMY SELECT PORTFOLIO SERIES
                    ONLINE MEDIA SELECT PORTFOLIO SERIES
                  PHARMACEUTICAL SELECT PORTFOLIO, SERIES 2
                  TECHNOLOGY SELECT PORTFOLIO, SERIES 2
                      BANDWIDTH PORTFOLIO, SERIES 2
                     E-BUSINESS PORTFOLIO, SERIES 2
                       ENERGY PORTFOLIO, SERIES 7
          GLASS-STEAGALL FINANCIAL OPPORTUNITY PORTFOLIO SERIES
                      INTERNET PORTFOLIO, SERIES 9
                      NEW E-CONOMY PORTFOLIO SERIES
                         ONLINE MEDIA PORTFOLIO SERIES
                        PHARMACEUTICAL PORTFOLIO, SERIES 8
                     TECHNOLOGY PORTFOLIO, SERIES 11
                                 FT 395

                                Sponsor:

                         NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-_____) and

- Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington
   D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the Commission at 1-202-942-
                                  8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov

                            January __, 2000

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                    First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 395 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.

This Information Supplement is dated January __, 2000. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Communications                                              2
   Electronic Commerce                                         3
   Energy                                                      3
   Financial Services                                          4
   Pharmaceutical                                              7
   Technology                                                  7
Portfolios
   Bandwidth                                                   8
   e-Business                                                  9
   Energy                                                     10
   Glass-Steagall Financial Opportunity                       10
   Internet                                                   11
   New e-conomy                                               11
   Pharmaceutical                                             12
   Technology                                                 13

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of November 5, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations

Communications. An investment in Units of the Bandwidth Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Electronic Commerce. An investment in Units of the e-Business Portfolios and the New e-conomy Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. These portfolios consist of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

See "Technology" below, for additional information concerning the risks of companies engaged in the technology industry.

Energy. An investment in the Energy Portfolio Series should be made with an understanding of the problems and risks such an investment may entail.

The Energy Portfolio Series invests in Securities of companies involved in the energy industry. The business activities of companies held in the Energy Portfolio Series may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control. Companies participating in new activities resulting from technological advances or research discoveries in the energy field were also considered for the Pharmaceutical Select Portfolio Series.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Pharmaceutical Select Portfolio Series may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Pharmaceutical Select Portfolio Series.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Portfolio Series.

Financial Services. An investment in Units of the Glass-Steagall
Financial Opportunity Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Some of the nation's largest banks, already working to upgrade their own computer systems to meet the Year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computers. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts warn that it will be difficult for banks to determine their potential loan losses related to Year 2000 credit risk.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the e-Tail Portfolio will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Pharmaceutical. An investment in Units of the Pharmaceutical Portfolios should be made with an understanding of the problems and risks such an investment may entail.

Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Technology. An investment in Units of the e-Business Portfolios, the Internet Portfolios, the New e-conomy Portfolios and the Technology Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

  Equity Securities Selected for Bandwidth Select Portfolio Series and
                     Bandwidth Portfolio Series

Both the Bandwidth Select Portfolio, Series 2 and the Bandwidth
Portfolio, Series 2 contain common stocks of the following companies:

Equity Securities Selected for e-Business Select Portfolio Series and e-
                        Business Portfolio Series

Both the e-Business Select Portfolio, Series 2 and the e-Business
Portfolio, Series 2 contain common stocks of the following companies:

        Equity Securities Selected for Energy Portfolio, Series 7


   Equity Securities Selected for Glass-Steagall Financial Opportunity
    Select Portfolio Series and Glass-Steagall Financial Opportunity
                            Portfolio Series

Both the Glass-Steagall Financial Opportunity Select Portfolio Series and the Glass-Steagall Financial Opportunity Portfolio Series contain common stocks of the following companies:

   Equity Securities Selected for Internet Select Portfolio Series and
                        Internet Portfolio Series

Both the Internet Select Portfolio, Series 2 and the Internet Portfolio, Series 9 contain common stocks of the following companies:


 Equity Securities Selected for New e-conomy Select Portfolio Series and
                      New e-conomy Portfolio Series

Both the New e-conomy Select Portfolio Series and the New e-conomy Portfolio Series contain common stocks of the following companies:

  Equity Securities Selected for Pharmaceutical Select Portfolio Series
                   and Pharmaceutical Portfolio Series

Both the Pharmaceutical Select Portfolio, Series 2 and the
Pharmaceutical Portfolio, Series 8 contain common stocks of the following companies:
Page 12

  Equity Securities Selected for Technology Select Portfolio Series and
                       Technology Portfolio Series

Both the Technology Select Portfolio, Series 2 and the Technology
Portfolio, Series 11 contain common stocks of the following companies:


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

Page 13




                           MEMORANDUM

                           Re:  FT 395

     The only difference of consequence (except as described below) between FT 288, which is the current fund, and FT 395, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the FT 288 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits

















                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 395 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on December 21, 1999.

                           FT 395
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        December 21, 1999
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**






___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.







                             S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 395 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).













___________________________________
* To be filed by amendment.

                               S-5